

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

James Raezer
RBS Acceptance Inc.
600 Washington Boulevard
Stamford, CT 06901

> **Re: RBS Acceptance Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed June 18, 2010**
> **File No. 333-165667**

Dear Mr. Raezer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus

Cover Page

1. While we note your response to our prior comment 6, it appears that the cover page of the prospectus supplement still contemplates the issuing entity's assets including agency securities. Please advise or please revise your registration statement to remove all "private label mortgage- backed or asset-backed securities." In this regard, we also note your disclosure in the fifth bullet point on page 76 of the prospectus, the third full paragraph on page 116 of the prospectus and the sixth paragraph under the section entitled "The Depositor" starting on page S-69 of each of the prospectus supplements.

The Issuing Entity, page 39

2. We note your response to our prior comment 3. Given your response to our prior comment 3, please revise the second full paragraph on page 40 of the prospectus to remove any implication that information respecting the assets will not be known at the

time of the initial sale of the securities as the material terms to be included in the
finalized agreements will be disclosed in the final Rule 424(b) prospectus.

Description of the Securities, page 55

Purchase Obligations, page 71

3. We note your response to our prior comment 8. To the extent any remarketing agent is
    affiliated with the depositor, please revise the registration statement to register the
    remarketing agreements or please advise.

4. In a registered remarketing transaction the issuer must update the prospectus so that at the
    time of the remarketing the prospectus includes all of the information regarding the pool
    required to be in the prospectus. See footnote 193 of Release 33-8518. To the extent the
    issuer has not previously updated the prospectus to include all the updated information
    required by Form S-3, such as updated information required by Item 1111 of Regulation
    AB, through incorporation of Exchange Act filings, the issuer must file and incorporate
    by reference a Form 8-K containing the information regarding the pool assets or must file
    a prospectus supplement or post-effective amendment, as appropriate, to update the
    prospectus. Confirm that you will follow this practice.

Prospectus Supplement

The Depositor, page S-69

5. We note your response to our prior comment 9. Please revise this section to define the
    terms "realized loss or delinquency triggering event" and "mortgage loan groups" and to
    explain what is meant by "a realized loss or delinquency triggering event has been
    exceeded" and "a disproportionately large percentage of principal payments."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Stephen S. Kudenholdt
        Sonnenschein Nath & Rosenthal LLP
        Fax: (212) 768-6800